

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
INVESTMENT MANAGEMENT**

October 9, 2009

Felice R. Foundos, Esq.
Suzanne M. Russell, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

Re: First Trust/Four Corners Senior Floating Rate Income Fund, et al.,
        File No. 812-13659

Dear Ms. Foundos and Ms. Russell:

By filing of October 8, 2009, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,



Jennifer L. Sawin
Branch Chief

cc: W. Scott Jardine, Esq.
        First Trust/Four Corners Senior Floating Rate Income Fund
        120 E. Liberty Drive
        Suite 400
        Wheaton, IL 60187